Exhibit 99.1

Millennium Group International Holdings Limited Announces
Fiscal 2025 First Half Financial Results

Hong Kong, June 25, 2026 -- Millennium Group International Holdings Limited (Nasdaq: MGIH) (the “Company”, “we”, “our”, “us” or “MGIH”), a long-established paper-based packaging solutions supplier headquartered in Hong Kong with operations mainly in the People’s Republic of China (“PRC”) and Vietnam, today announced its unaudited financial results for the six months ended December 31, 2025.

First Half Financial Results for Fiscal 2025 Compared to First Half Financial Results for Fiscal 2024

●	Revenues were $10.9 million for the six months ended December 31, 2025, a 23.3% decrease from $14.1 million for the six months ended December 31, 2024;

●	Gross profit was $1.2 million for the six months ended December 31, 2025, or 10.7% of revenues compared to $2.9 million, or 20.2% of revenues for the six months ended December 31, 2024;

●	Net loss was $3.3 million for the six months ended December 31, 2025, compared to $3.1 million for the six months ended December 31, 2024;

●	Basic and diluted loss per share (“EPS”) was $0.30 for the six months ended December 31, 2025 compared to $0.27 for the six months ended December 31, 2024; and

●	Cash and cash equivalents were $6.9 million as of December 31, 2025, a 36.3% decrease from $10.8 million as of June 30, 2025.

“I am pleased to present the operating and financial results of MGIH for the six months ended December 31, 2025,” said Mr. Ming Hung Lai, Chairman. “Notwithstanding the persistent macroeconomic pressures affecting the global economy, our recent financial outcomes are consistent with broader industry patterns. We remain committed to sustainable growth and long-term success.”

“Our strategic expansion into Vietnam is proceeding as planned, and the upcoming launch of our new factory marks a major milestone in our growth strategy. This facility will enhance operational efficiency, strengthen supply chain resilience, and expand our access to a vibrant new market.”

“Despite the ongoing market volatility, we continue to implement targeted measures to optimize costs, improve efficiency, and diversify our customer base. Our commitment to innovation, operational excellence, and long-term stakeholder value remains unwavering,” said Mr. Lai.

Unaudited Financial Results for the Six Months Ended December 31, 2025 and 2024

	2025	2024	Change	Change
	USD	USD	USD	%
Selected Unaudited Interim Condensed Consolidated Statements of Operations Data:
Revenues	10,857,414	14,147,044	(3,289,630)	-23.3
Cost of revenue	(9,699,288)	(11,295,418)	1,596,130	-14.1
Gross profit	1,158,126	2,851,626	(1,693,500)	-59.4
Selling and marketing expenses	(1,061,066)	(1,843,288)	782,222	-42.4
General and administrative expenses	(3,564,244)	(3,789,427)	225,183	-5.9
Total operating expenses	(4,625,310)	(5,632,715)	(1,007,405)	-17.9
Interest expense	(111,655)	(191,583)	79,928	-41.7
Other income	315,257	147,510	(167,747)	-113.7
Other expenses	(1,046)	(203,071)	202,025	-99.5
Loss before provision for income taxes	(3,264,628)	(3,028,233)	(236,395)	7.8
Income taxes expense	(64,177)	(62,690)	(1,487)	2.4
Net loss	(3,328,805)	(3,090,923)	(237,882)	7.7

Loss per share – basic and diluted	(0.30)	(0.27)	(0.03)	11.1

Revenues

For the six months ended December 31, 2025 and 2024, our total revenues were $10.9 million and $14.1 million, respectively, mainly from the sale of packaging products, corrugated products and supply chain management solutions. The decrease was primarily attributed to the decrease in sales volume offset by increase in the average selling price. The average selling price increased from $2,111 per ton for the six months ended December 31, 2024 to $2,387 per ton for the six months ended December 31, 2025. The increased pricing was mainly due to an increase in raw paper cost. The volume of sales decreased from 6,701 to 4,548 tons in the comparable periods, primarily due to Company’s customers experiencing a decline in their business during the 2025 period. The revenue from our top 10 customers compared to our total revenue decreased from 69% to 66%. To counter the decline in revenue, management implemented initiatives to reinforce relationships with existing customers, broaden the Company’s global customer base, refine pricing strategies, and enhance operational efficiency. These efforts focus on strengthening customer loyalty while actively recruiting additional sales talent to support expansion and diversification. Furthermore, management is analyzing competitor pricing to maintain competitiveness and optimizing processes, including inventory management, to elevate the overall customer experience.

Cost of Revenues

Cost of revenues (“COR”) mainly consists of raw paper, staff, auxiliary material, depreciation, utilities and outsourcing costs.

For the six months ended December 31, 2025 and 2024, COR were $9.7 million and $11.3 million, respectively. The decrease is mainly attributable to reduced consumption of materials associated with lower sales volumes during the 2025 period. Management is conducting a comprehensive review of our production processes to enhance efficiency and reduce costs. This analysis focuses on identifying trends within our production data to support data-driven decisions that will lead to process improvements. Additionally, the review aims to pinpoint key areas where cost savings can be achieved without sacrificing product quality or customer satisfaction. Potential measures may include renegotiating material costs with suppliers, optimizing workforce allocation, and eliminating non-essential expenditures.

Gross Profit

Gross profit for the six months ended December 31, 2025, was $1.2 million, with a profit margin of 10.7%, compared to $2.9 million and 20.2% for the comparable period in 2024. The $1.7 million decrease in gross profit was primarily due to a combination of lower sales volumes and deteriorating margins in our packaging and corrugated product lines. A breakdown of contributing factors is as follows:

(1)	Paper Packaging Products: Revenue declined by $1.2 million, or 14.8%, mainly due to a 21.3% drop in sales volume, offset by a 8.2% increase in average selling price.

(2)	Corrugated Packaging Products: Revenue decreased by $1.4 million, or 41.6%, primarily due to a 39.6% drop in sales volume and the average selling price decreased by 3.3%.

(3)	Supply Chain Management Services: Revenue decreased by $0.68 million, or 27.5%, primarily due to a 41.3% drop in sales volume offset by a 23.5% increase in average selling price.

The overall decline in gross profit was predominantly driven by lower volume and pricing pressures in our core business lines, as well as less favorable cost absorption resulting from lower production levels.

Selling and Marketing Expenses

Selling and marketing expenses consisted primarily of sales and administrative employee-related expenses and commissions. For the six months ended December 31, 2025 and 2024, selling and marketing expenses were $1.1 and $1.8 million respectively, reflecting a decline driven by the Company’s strategic optimization of its customer portfolio.

General and Administrative Expenses

General and administrative expenses mainly included staff cost for general and administrative purposes. For the six months ended December 31, 2025 and 2024, administrative expenses were relatively stable at $3.6 and $3.8 million respectively.

Other Income (Expenses)

Other income and expenses mainly included realized exchange gain or loss, reversal for bad debt and gain or loss on disposal of property, plant and equipment. Other expenses, net decreased from $0.1 million in six months ended December 31, 2024 to other income, net $0.3 million in six months ended December 31, 2025 mainly due to the reversal for bad debts in the 2025 reporting period.

Net Loss

As a result of the factors described above, net loss for the six months ended December 31, 2025 was $3.3 million, compared to $3.1 million, for the six months ended December 31, 2024.

Earnings per Share - Basic and Diluted

Loss per basic and diluted share for the six months ended December 31, 2025 was $0.30, compared to $0.27 for the comparable period of 2024.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $6.9 million, compared to $10.8 million as of June 30, 2025. The decrease was primarily attributable to net cash used in operating activities of $1.6 million, capital expenditure of $1.2 million, and net repayments of bank borrowings.

As of December 31, 2025, our total current assets were $16.9 million, including $6.9 million in cash and cash equivalents, $6.3 million in accounts receivable, and $1.8 million in inventory. Our current liabilities totaled $10.5 million, comprising primarily $4.7 million in bank borrowings, $3.9 million in accounts payable, and $1.3 million in other payables and accrued liabilities. This resulted in positive working capital of $6.4 million and a current ratio of 1.6. The level of working capital is sufficient to support our near-term operational and financial obligations.

The management believes the Company can effectively address its primary liquidity requirements through the use of cash reserves, operating cash flows, and access to short-term credit facilities.

Cash Flows

The following summarizes the key components of our cash flows for the six months ended December 31, 2025, and 2024:

Operating Activities

During the six months ended December 31, 2025 and 2024, cash used in operating activities was primarily derived from revenue from the sale of paper products and from provision of supply chain management solutions, whereas the cash outflows for our operating activities was primarily comprised of the purchase of raw paper and finished goods, shipping costs, staff costs and administrative expenses.

Our net cash used in operating activities was primarily from net loss, as adjusted for items, such as depreciation and amortization, impairment of inventories, (reversal) provision for bad debts and effects of changes in operating assets and liabilities such as an increase or decrease in inventories, accounts receivable, accounts payable, other payables and accruals, related party balances in trade nature, right-of-use of assets and lease obligations.

Cash used in operating activities for the six months ended December 31, 2025 was $1.7 million compared to $0.4 million for the comparable period in 2024, an increase of $1.3 million. The increase was primarily driven by changes in working capital, including a $2.1 million decrease in inventory compared to the comparable period of 2024

Investing Activities

Our cash flows used in investing activities primarily consisted of the purchases of property, plant and equipment and the net of the proceeds from sale of property, plant and equipment;

For the six months ended December 31, 2025, net cash used in investing activities was $1.1 million, mainly from the purchase of property, plant and equipment.

Financing Activities

Our cash flows used in financing activities consisted of (i) proceeds from new bank borrowings, and (ii) repayment of bank borrowing.

For the six months ended December 31, 2025, net cash used in financing activities was $1.4 million, due to the net effect of (i) repayment of bank borrowings of $4.2 million, (ii) proceeds from new bank borrowings of $2.7 million, and (iii) proceeds from contributions by non-controlling interest of $0.02 million.

Capital Expenditures

The Company had capital expenditures of $1.1 million and $1.0 million for the six months ended December 31, 2025 and 2024, respectively. Our capital expenditures were mainly for improvement of our production equipment. Management intends to fund future capital expenditures from working capital, bank borrowings, lease financing and other financings. The Company will continue to make capital expenditures as appropriate to support its business growth.

Recently Completed Initial Public Offering and Use of Proceeds

On April 6, 2023, the Company closed its initial public offering (“IPO”) of 1,250,000 ordinary shares at $4.00 per share. The net proceeds from the offering were approximately $4.2 million, after deducting underwriting discounts and other offering expenses payable by the Company. The ordinary shares of the Company began trading on the Nasdaq Capital Market on April 4, 2023, under the ticker symbol “MGIH”.

Due to the recent change in market conditions, our management decided to reallocate the proceeds from our IPO to focus more on the expansion of our overseas sales team, especially in the United States. Our overseas expansion has the goal to reach new customers and capture new market opportunities, which is expected to increase company revenue and market share. Meanwhile, our management team will continue to expand our supply chain management services available in Southeast Asia to explore potential opportunities.

About Millennium Group International Holdings Limited

Founded in 1978, Millennium Group is a long-established paper-based packaging solutions supplier committed to providing creative and sustainable packaging solutions to worldwide brands. The Company manufactures packaging and corrugated products and provides packaging product supply chain management solutions to a wide range of industries. Headquartered in Hong Kong with operations mainly in the PRC and Vietnam, the Company has a one-stop integrated service approach to cover the entire value chain of its customers, with sales of our products to customers in PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany. For more information, please visit the Company’s website at https://investors.millennium-gp.com/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Millennium Group International Holdings Limited

Investor Relations

Email: ir@millennium-gp.com

Lambert Global

Jackson Lin

Phone: +1-646-717-4593

Email: jlin@lambert.com

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